Exhibit 99.1

Pembina Pipeline Corporation Provides Notice of Series 21 Preferred Share Conversion Right and Announces Reset Dividend Rates

CALGARY, Alberta--(BUSINESS WIRE)--January 30, 2023--Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it does not intend to exercise its right to redeem the currently outstanding Cumulative Redeemable Minimum Rate Reset Class A Preferred Shares, Series 21 ("Series 21 Shares") (TSX: PPL.PF.A) on March 1, 2023.

As a result of the decision not to redeem the Series 21 Shares, and subject to certain terms of the Series 21 Shares, the holders of the Series 21 Shares will have the right to elect to convert all or part of their Series 21 Shares on a one-for-one basis into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 22 of Pembina ("Series 22 Shares") on March 1, 2023 (the "Conversion Date"). Holders who do not exercise their right to convert their Series 21 Shares into Series 22 Shares will retain their Series 21 Shares.

As provided in the terms of the Series 21 Shares: (i) if Pembina determines that there would remain outstanding immediately following the conversion less than 1,000,000 Series 21 Shares, then all remaining Series 21 Shares will be automatically converted into Series 22 Shares on a one-for-one basis effective as of the Conversion Date; or (ii) if Pembina determines that there would be less than 1,000,000 Series 22 Shares outstanding immediately following the conversion, no Series 21 Shares will be converted into Series 22 Shares on the Conversion Date. There are currently 16,000,000 Series 21 Shares outstanding.

With respect to any Series 21 Shares that remain outstanding after the Conversion Date, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate for the Series 21 Shares for the five-year period from and including March 1, 2023, to, but excluding, March 1, 2028, will be 6.302 percent, being equal to the five-year Government of Canada bond yield of 3.042 percent determined as of today plus 3.26 percent, in accordance with the terms of the Series 21 Shares.

With respect to any Series 22 Shares that may be issued on the Conversion Date, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate applicable to the Series 22 Shares for the three-month floating rate period from and including March 1, 2023, to, but excluding, June 1, 2023, will be 7.706 percent, being equal to the annual rate of interest for the most recent auction of 90-day Government of Canada treasury bills of 4.446 percent plus 3.26 percent, in accordance with the terms of the Series 22 Shares (the "Floating Quarterly Dividend Rate"). The Floating Quarterly Dividend Rate will be reset on the first day of March, June, September and December in each year.

Beneficial holders of Series 21 Shares who wish to exercise their right of conversion during the conversion period, which runs from January 30, 2023, until 3:00 pm (MT) / 5:00 pm (ET) on February 14, 2023, should communicate as soon as possible with their broker or other intermediary for more information. It is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with the time to complete the necessary steps. Any notices received after this deadline will not be valid.

As previously announced, the dividend payable on March 1, 2023, to holders of the Series 21 Shares of record on February 1, 2023, will be $0.30625 per Series 21 Share, consistent with the dividend rate in effect since the issuance of the Series 21 Shares. For more information on the terms of the Series 21 Shares and the Series 22 Shares, please see the prospectus supplement dated November 30, 2017, which can be found on SEDAR at www.sedar.com.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America’s energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to, without limitation, the conversion rights, future dividend rates and payment terms for the Series 21 Shares and the Series 22 . The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and the availability of coverage under Pembina’s insurance policies (including in respect of Pembina’s business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; the conflict between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices; interest rates, supply chains and the global economy generally; and certain other risks and uncertainties detailed in Pembina's management's discussion and analysis and annual information form, each for the year ended December 31, 2021, and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause actual results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Contacts

For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com